UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMARIN CORPORATION PLC
(Exact name of Registrant as specified in its Charter)

England and Wales (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification No.)

7 CURZON STREET
LONDON W1J 5HG
ENGLAND
+44-20-7499-9009
(Address and telephone number of Principal Executive Offices)

Mr. Donald J. Puglisi
Managing Director
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
Facsimile: 1-302-738-7210
Tel:1-302-738-6680

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Please send copies of all communications to:

Christopher Cox, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this Registration Statement.

If only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (2)	Proposed maximum aggregate price per unit (3)	Proposed maximum aggregate offering price (3)	Amount of registration fee
Ordinary shares, par value 5p per share (1)	36,369,132 shares	$2.76	$100,378,805	$10,740.53

(1) The ordinary shares will be represented by American Depositary Shares (“ADSs”), each of which currently represents one ordinary share. A separate Registration Statement on Form F-6 (Registration No. 333-5946) has been filed for the registration of American Depositary Shares evidenced by American Depositary Receipts issuable upon deposit of the ordinary shares.

(2) Of the 36,369,132 ordinary shares registered on behalf of the selling shareholders, 9,429,034 ordinary shares are issuable only upon the exercise of warrants held by the selling shareholders.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the registrant’s American Depositary Shares on the Nasdaq Capital Market on January 27, 2006.  Each ADS represents one ordinary share.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell the securities offered hereby until the registration statement filed with the Securities and Exchange Commission has been declared effective. This prospectus is not an offer to sell these securities nor is it a solicitation of an offer to buy these securities in any state where the offer and sale is not permitted.

Subject to Completion dated February 2, 2006.

36,369,132 Ordinary Shares

AMARIN CORPORATION PLC

From time to time, the selling shareholders named in this prospectus may offer an aggregate of 36,369,132 ordinary shares, par value 5p per share, of Amarin Corporation plc. The selling shareholders are identified in the table commencing on page 9. Of the 36,369,132 ordinary shares registered on behalf of the selling shareholders 9,429,034 of the ordinary shares are issuable only upon the exercise of warrants held by the selling shareholders during the exercise period described below. 9,135,034 warrants are exercisable for 9,135,034 ordinary shares at a price of $1.43 per ordinary share during the exercise period commencing June 19, 2006 and ending on December 21, 2010 unless terminated prior to such date pursuant to the terms thereof. 294,000 warrants are exercisable for 294,000 ordinary shares at a price of $3.06 per ordinary share during the exercise period commencing July 25, 2006 and ending on January 26, 2011 unless terminated prior to such date pursuant to the terms thereof.

We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders.

Our American Depositary Shares, evidenced by American Depositary Receipts, are traded on the Nasdaq Capital Market, the principal trading market for our securities, under the symbol “AMRN”. There is no public trading market for our ordinary shares. On February 1, 2006, the closing sale price for our ADSs, each representing one ordinary share, on the Nasdaq Capital Market was US$3.44 per ADS.

The ADSs beneficially owned by the selling shareholders may be offered for sale from time to time by the selling shareholders directly or in brokerage transactions at fixed prices, at prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. No representation is made that any ADS will or will not be offered for sale. We will not receive any proceeds from the sale by the selling shareholders of ADSs.

SEE “RISK FACTORS” REFERRED TO ON PAGE 2 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE SECURITIES.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell the shares offered hereby until the registration statement filed with the Securities and Exchange Commission has been declared effective. This prospectus is not an offer to sell these securities nor is it a solicitation of an offer to buy these securities in any state where the offer and sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Amarin Corporation plc
7 Curzon Street
Mayfair
London W1J 5HG
England
+44 (0) 20 7499 9009

The date of this prospectus is              , 2006

TABLE OF CONTENTS

Page

About This Prospectus	1
Risk Factors	2
Forward Looking Statements	3
Presentation of Financial Information	4
Incorporation by Reference	5
Where You Can Find More Information	6
Enforceability of Civil Liabilities	6
Use of Proceeds	6
Determination of Offering Price	6
Capitalization	7
Price History	8
Selling Shareholders	9
Plan of Distribution	18
Offering Expenses	19
Financial Statements	20
Experts	20
Legal Matters	20
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	21
Unaudited Pro Forma Condensed Combined Consolidated Financial Information	F-1
Laxdale Limited 2004 Financial Statements	F-8

-i-

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission (or the SEC) using a “shelf” registration process. Under this process, the selling shareholders listed in the table commencing on page 9 may, from time to time, sell the offered securities described in this prospectus in one or more offerings, up to a total of 36,369,132 ordinary shares. Of the 36,369,132 ordinary shares registered on behalf of the selling shareholders 9,429,034, are issuable only upon the exercise of warrants held by the selling shareholders during the exercise period described herein.

This prospectus does not contain all of the information included in the registration statement and the exhibits thereto. This prospectus includes statements that summarize the contents of contracts and other documents that are filed as exhibits to the registration statement. These statements do not necessarily describe the full contents of such documents, and you should refer to those documents for a complete description of these matters. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

In this prospectus, “Amarin,” “Company,” “we,” “us” and “our” refer to Amarin Corporation plc and its consolidated subsidiaries. References to “U.S. dollars,” “USD” or “$” are to the lawful currency of the United States and references to “pounds sterling,” “GBP£” or “£” are to the lawful currency of the United Kingdom.

RISK FACTORS

You should carefully consider the risks and the information about our business included in our annual report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A (incorporated by reference herein) and in our 6-K filed November 10, 2005 (incorporated by reference herein), together with all of the other information included in this prospectus, before buying shares in this offering. The risks and uncertainties described in the risk factors are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the risks and uncertainties mentioned in the risk factors develop into actual events, our business, financial condition and results of operations could be materially and adversely affected, and the trading price of our ADSs could decline.

FORWARD LOOKING STATEMENTS

This prospectus includes forward-looking statements. These forward-looking statements relate, among other things, to our future capital needs, our ability to further acquire marketable products, acceptance of our products by prescribers and end-users, competitive factors, and our marketing and sales plans. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission  (“SEC”) and in written material, press releases and oral statements issued by or on behalf of us. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our management regarding various matters, including statements that include forward-looking terminology such as “may,” “will,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “continues,” or similar expressions.

Forward-looking statements are subject to risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the factors described in the Risk Factors section beginning on page 2. Some, but not all, of these factors are the timing of our future capital needs and our ability to raise additional capital when needed, uncertainty of market acceptance of our products, our ability to compete with other pharmaceutical companies, our ability to develop or acquire new products, problems with important third-party manufacturers on whom we rely, our ability to attract and retain key personnel, and implementation and enforcement of government regulations. This list of factors is not exclusive and other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

All forward-looking statements in this prospectus are based on information available to us on the date hereof. We may not be required to publicly update or revise any forward-looking statements that may be made by us or on our behalf, in this prospectus or otherwise, whether as a result of new information, future events or other reasons. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

PRESENTATION OF FINANCIAL INFORMATION

We changed our functional currency on January 1, 2003 to U.S. dollars to reflect the fact that the majority of our transactions, assets and liabilities were to be henceforth denominated in that currency. Consequently, certain historical pound sterling amounts in this prospectus and in the material incorporated by reference herein have been translated into U.S. Dollars. Unless otherwise stated herein, translations of pounds sterling into and from U.S. dollars have been made at an exchange rate of £1 to $1.6099, being the mid point rate on December 31, 2002. The Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2002 was £1.00 to US $1.6095. We do not believe this difference to be material. On February 1, 2006, the Noon Buying Rate was £1.00 to US $1.7781.

On October 8, 2004, we declared our offer for the shares of Amarin Neuroscience Limited (formerly known as Laxdale Limited) (“Laxdale”) wholly unconditional and acquired 100% of the outstanding share capital of Laxdale in a stock acquisition (the “Acquisition”). As we have yet to report a full twelve month period of financial results for the combined entity of Amarin and Laxdale, we have included in this prospectus the unaudited pro forma information for the year ended December 31, 2004 for the combination of Amarin and Laxdale as if Amarin had acquired Laxdale with effect from January 1, 2004. In addition, we have included in this prospectus Laxdale’s audited profit and loss accounts and statements of total recognized gains and losses and cash flows for the years ended March 31, 2004 and March 31, 2003. See pages F-1 to F-22 at the end of this prospectus. Also incorporated herein by reference are the following:

•
Amarin’s consolidated financial statements as of and for the years ended December 31, 2004, December 31, 2003 and December 31, 2002 on Form 20-F for the year ended December 31, 2004 as amended October 17, 2005 on Form 20-F/A;

•	Amarin’s unaudited financial information as of and for the three month periods ended March 31, 2005 and 2004 on Form 6-K furnished on May 26, 2005;

•	Amarin’s unaudited financial information as of and for the three month periods ended June 30, 2005 and 2004 on Form 6-K furnished on July 28, 2005;

•	Amarin’s unaudited interim financial information as of and for the six month periods ended June 30, 2005 and 2004 on Form 6-K furnished on September 30, 2005;

•	Amarin’s unaudited financial information as of and for the three month periods ended September 30, 2005 and 2004 on Form 6-K furnished on November 10, 2005; and

•	Laxdale’s unaudited condensed financial statements as of and for the six month periods ended September 30, 2004 and 2003 furnished on Form 6-K by Amarin on February 7, 2005.

Incorporation by Reference

The SEC allows us to incorporate by reference documents we file with the SEC, which means that we can disclose information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

(i)	our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed on April 1, 2005and Amendment No. 1 thereto filed on October 17, 2005; and

(ii)
our reports on Form 6-K dated January 12, 2005, January 24, 2005, February 7, 2005, February 9, 2005, February 18, 2005, March 15, 2005, May 24, 2005, May 25, 2005, May 26, 2005, June 9, 2005, June 15, 2005, July1, 2005 July 28, 2005, August 5, 2005, August 24, 2005, September 14, 2005, September 23, 2005, September 30, 2005, November 4, 2005, November 10, 2005, November  17, 2005, December 12, 2005, December 15, 2005, December 19, 2005, December 22, 2005, December 28, 2005, January 3, 2006, January 10, 2006, January 17, 2006 and January 23, 2006.

All annual reports we file with the Commission pursuant to the Securities Exchange Act of 1934 on Form 20-F after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently submitted to the Commission by identifying in such Form that it is being incorporated by reference into this prospectus.

We shall undertake to provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus by reference, including exhibits to such documents, unless such exhibits are specifically incorporated by reference to such documents. Requests for such copies should be directed to Amarin Corporation plc, 7 Curzon Street, Mayfair, London W1J 5HG, England, Attention: Company Secretary, telephone +44-20-7499-9009.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to in this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any prospectus supplement is current only as of the date on the front page of those documents. Also, you should not assume that there has been no change in our affairs since the date of this prospectus or any applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement of which this prospectus is a part, and other public filings with the SEC, are also available on the website maintained by the SEC at http://www.sec.gov.

We provide Citibank N.A., as depositary under the deposit agreement between us, the depositary and registered holders of the American Depositary Receipts evidencing ADSs, with annual reports, including a review of operations, and annual audited consolidated financial statements prepared in conformity with generally accepted accounting principles in the United Kingdom, or UK GAAP, together with a reconciliation of net income and total stockholders equity to generally accepted accounting principles in the United States, or US GAAP. Upon receipt of these reports, the depositary is obligated to promptly mail them to all record holders of ADSs. We also furnish to the depositary all notices of meetings of holders of ordinary shares and other reports and communications that are made generally available to holders of ordinary shares. The depositary has undertaken in the deposit agreement to mail to all holders of ADSs a notice containing the information contained in any notice of a shareholders’ meeting received by the depositary, or a summary of such information. The depositary has also undertaken in the deposit agreement to make available to all holders of ADSs such notices and all other reports and communications received by the depositary in the same manner as we make them available to holders of ordinary shares.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public limited company incorporated in England and Wales. A number of our directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them in U.S. courts judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our English solicitors that there is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States.

USE OF PROCEEDS

All of the ordinary shares offered by this prospectus are being offered by the selling shareholders listed in the table commencing on page 9. We will not receive any proceeds from sales of ordinary shares by the selling shareholders. Of the 36,369,132 ordinary shares registered on behalf of the selling shareholders, 9,429,034 ordinary shares are issuable only upon the exercise of warrants held by the selling shareholders during the exercise period described below. 9,135,034 warrants are exercisable for 9,135,034 ordinary shares at a price of $1.43 per ordinary share during the exercise period commencing June 19, 2006 and ending on December 21, 2010 unless terminated prior to such date pursuant to the terms thereof. 294,000 warrants are exercisable for 294,000 ordinary shares at a price of $3.06 per ordinary share during the exercise period commencing July 25, 2006 and ending on January 26, 2011 unless terminated prior to such date pursuant to the terms thereof.

We will pay all of the expenses of the offering, including the expenses of the selling shareholders, other than any underwriters' discounts and commissions and any fees and disbursements of counsel to the selling shareholders. We expect that the selling shareholders will sell their ordinary shares as described under “Plan of Distribution”.

DETERMINATION OF OFFERING PRICE

We have established an American Depositary Receipt facility pursuant to which holders of our ordinary shares can receive ADRs, evidencing ADSs, against the deposit of their ordinary shares with Citibank, N.A., which acts as depositary on our behalf. If any of the selling shareholders elect to deposit their ordinary shares in our

American Depositary Receipt facility, these selling shareholders may then offer and sell ADSs on the Nasdaq Capital Market at prevailing market prices. The selling shareholders may also offer and sell the ordinary shares in privately negotiated transactions at prices other than the then prevailing market price.

CAPITALIZATION

The following table sets forth, on a UK GAAP basis, our capitalization as of September 30, 2005 on an actual basis and as adjusted to give effect to the private placements of our ordinary shares in December, 2005 and in January, 2006 (the “Private Placements”) as if such private placements occurred on or before September 30, 2005. This table should be read in conjunction with our consolidated financial statements as of and for the three years ended December 31, 2004 set forth in our Annual Report on Form 20-F as amended by Amendment No. 1 on Form 20-F/A (incorporated by reference herein) and as set forth in our 6-K furnished November 10, 2005 (incorporated by reference herein), for the year ended December 31, 2004, together with our quarterly earning releases and interim financial statements furnished under Form 6-K.

As at September 30, 2005, Amarin Corporation plc held approximately $13.7 million of cash and receivables balances.

	Actual $’000	Pro forma $’000
Shareholders’ equity:
Ordinary share capital	4,471	6,854
Treasury shares	(217)	(217)
Capital redemption reserve	27,633	27,633
Share premium account	102,612	125,980
Profit and loss account — (deficit)	(114,511)	(114,511)
Total shareholders’ equity	19,988	45,739
Total capitalization	19,988	45,739

The pro forma information above shows the estimated impact of the Private Placements on the balances as at September 30, 2005. One December 21, 2005 the Company issued 26,100,098 ordinary shares of nominal value £0.05 at a subscription price of $1.01, representing the volume weighted average price of Amarin’s ADSs as reported on NASDAQ for the ten trading days period up to and including December 16, 2005 discounted at 15%. On January 26, 2006 the Company issued 840,000 ordinary shares of nominal value £0.05 at a subscription price of $2.50. Expenses associated with the Private Placements and the preparation and filing of this registration statement have been estimated and offset against the share premium account. Details of these expenses can be found in the section entitled “Offering Expenses” on page 16.

PRICE HISTORY

The following table sets forth the range of high and low closing sale prices for our ADSs for the periods indicated, as reported by the Nasdaq Capital Market. These prices do not include retail mark-ups, markdowns, or commissions but give effect to a change in the number of ordinary shares represented by each ADS, implemented in both October 1998 and July 2002. Historical data in the table has been restated to take into account these changes.

	US$ High	US$ Low
Fiscal Year Ended
December 31, 2000	8.50	3.75
December 31, 2001	27.97	5.00
December 31, 2002	21.00	2.76
December 31, 2003	4.81	1.39
December 31, 2004	3.99	0.53
Fiscal Year Ended December 31, 2003
First Quarter	4.13	2.46
Second Quarter	4.81	2.57
Third Quarter	3.37	2.25
Fourth Quarter	2.83	1.39
Fiscal Year Ended December 31, 2004
First Quarter	3.50	1.35
Second Quarter	1.46	0.86
Third Quarter	0.97	0.53
Fourth Quarter	3.99	1.00
Fiscal Year Ended December 31, 2005
First Quarter	3.40	2.14
Second Quarter	2.36	1.06
Third Quarter	1.67	1.32
Fourth Quarter	1.45	1.07
August 2005	1.54	1.37
September 2005	1.51	1.42
October 2005	1.45	1.26
November 2005	1.26	1.10
December 2005	1.20	1.07
January 2006	3.43	1.27

On February 1, 2006, the closing price of our ADSs as reported on the Nasdaq Capital Market was US$3.44 per ADS.

Selling Shareholders

The selling shareholders are offering up to 36,369,132 ordinary shares in connection with this offering. Of the 36,369,132 ordinary shares registered on behalf of the selling shareholders, 9,429,034 ordinary shares are issuable only upon the exercise of warrants held by the selling shareholders. 9,135,034 warrants are exercisable for 9,135,034 ordinary shares at a price of $1.43 per ordinary share during the exercise period commencing June 19, 2006 and ending on December 21, 2010 unless terminated prior to such date pursuant to the terms thereof. 294,000 warrants are exercisable for 294,000 ordinary shares at a price of $3.06 per ordinary share during the exercise period commencing July 25, 2006 and ending on January 26, 2011 unless terminated prior to such date pursuant to the terms thereof.

The following table sets forth certain information provided to us by the selling shareholders regarding the ordinary shares beneficially owned by such selling shareholders as of January 26, 2006, and as adjusted to reflect the sale of the ordinary shares offered by the selling shareholders under this prospectus. The selling shareholders may sell all, some or none of their ordinary shares in this offering. This table assumes that all ordinary shares being offered under this prospectus are sold in the offering. The first and second columns reflect the number of ordinary shares owned by each selling shareholder, including the ordinary shares issuable upon exercise of the warrants described herein assuming all such warrants are exercised. The third column reflects the aggregate number of ordinary shares being offered by the selling shareholders including all ordinary shares which may be issued upon exercise of the warrants described herein assuming all such warrants are exercised. To our knowledge, each of the selling shareholders has sole investment power and sole voting power, except where joint ownership is indicated.

Selling Shareholder	Ordinary Shares Owned Prior to Offering (1)	Percentage of Securities Owned Prior to Offering (1)	Ordinary Shares to be Offered (1)	Ordinary Shares from Exercise of Warrants (2)	Ordinary Shares to be Owned Upon Completion of the Offering	Percentage of Securities to be Owned Upon Completion of the Offering (1)
Southpoint Fund LP 623 Fifth Avenue 25th Floor New York, NY 10022 USA	1,040,363	1.14%	721,470	252,515	66,378	0.07%
Southpoint Qualified Fund LP 623 Fifth Avenue 25th Floor New York, NY 10022 USA	4,501,542	4.93%	3,120,649	1,092,227	288,666	0.32%
Southpoint Offshore Operating Fund LP 623 Fifth Avenue 25th Floor New York, NY 10022 USA	5,155,925	5.65%	3,583,624	1,254,268	318,033	0.35%
Bloxham Nominees LTD 2-3 Exchange Place IFSC Dublin 1 Ireland	4,171,500	4.57%	3,090,000	1,081,500	0	0.00%
Fort Mason Partners, L.P. 456 Montgomery Street, 22nd Floor San Francisco, CA 94115 USA	203,503	0.22%	150,743	52,760	0	0.00%

Fort Mason Master, L.P. 456 Montgomery Street, 22nd Floor San Francisco, CA 94115 USA	3,138,082	3.44%	2,324,505	813,577	0	0.00%
Biotechnology Value Fund, L.P. 1 Sansome Street 39th Floor San Francisco, CA 94104 USA	1,082,673	1.19%	801,980	280,693	0	0.00%
Biotechnology Value Fund II, L.P. 1 Sansome Street 39th Floor San Francisco, CA 94104 USA	681,683	0.75%	504,950	176,733	0	0.00%
BVF Investments L.L.C. 1 Sansome Street 39th Floor San Francisco, CA 94104 USA	2,004,951	2.20%	1,485,149	519,802	0	0.00%
Investment 10 L.L.C. 1 Sansome Street 39th Floor San Francisco, CA 94104 USA	240,594	0.26%	178,218	62,376	0	0.00%
Domain Public Equity Partners, L.P. One Palmer Square Suite 515 Princeton, NJ 08542	2,004,951	2.20%	1,485,149	519,802	0	0.00%
Simon G. Kukes * ZAO Samar-Nafta 4 Smolensky Blvd Moscow 119034Russia	7,517,487	8.24%	1,485,149	519,802	5,512,536	6.04%
IIU Nominees Limited IFSC House Custom House Quay Dublin 1 Ireland	2,519,592	2.76%	693,069	242,574	1,583,949	1.74%
Enable Opportunity Partners LP One Ferry Building Suite 255 San Francisco, CA 94111 USA	133,664	0.15%	99,010	34,654	0	0.00%

Enable Growth Partners LP One Ferry Building Suite 255 San Francisco, CA 94111 USA	534,654	0.59%	396,040	138,614	0	0.00%
Sunninghill Limited Kleinwort Benson House Wests Centre St Helier Jersey JE4 8PQ Channel Islands	6,539,941	7.17%	648,515	226,980	5,664,446	6.21%
Lyrical Opportunity Partners, L.P. 152 W 57th Street 33rd Floor New York, NY 10019 USA	534,654	0.59%	396,040	138,614	0	0.00%
Lyrical Multi-Manager Offshore Fund, Ltd 152 W 57th Street 33rd Floor New York, NY 10019 USA	400,991	0.44%	297,030	103,961	0	0.00%
Lyrical Multi-Manager Fund, L.P 152 W 57th Street 33rd Floor New York, NY 10019 USA	534,654	0.59%	396,040	138,614	0	0.00%
Jeffrey Keswin 152 W 57th Street 33rd Floor New York, NY 10019 USA	1,002,475	1.10%	742,574	259,901	0	0.00%
Amarin Investment Holdings Limited * Clarendon House 2 Church Street Hamilton MH11 Bermuda	10,403,959	11.40%	594,059	207,921	9,601,979	10.52%
Nite Capital, L.P. 100 E Cook Avenue Suite 201 Libertyville, IL 60048 USA	631,761	0.69%	297,030	103,961	230,770	0.25%
Focus Global Fund * 1 North Wall Quay IFSC Dublin 1 Ireland	1,056,545	1.16%	247,525	86,634	722,386	0.79%
Davy Crest Nominees Ltd. Davy House 49 Dawson Street Dublin 1 Ireland	337,500	0.37%	250,000	87,500	0	0.00%

Peter F. Levonowich c/o Petroval 84 Avenue Louis Casai 1216 Cointrin Geneva Switzerland	267,327	0.29%	198,020	69,307	0	0.00%
Seamus Mulligan Woodlands Barry More Athlone Ireland	589,486	0.65%	148,515	51,980	388,991	0.43%
David Brabazon 47 Mount Prospect Avenue Clontarf Dublin 3 Ireland	574,644	0.63%	175,000	61,250	338,394	0.37%
Michael Walsh * IIU IFSC House Custom House Quay Dublin 1 Ireland	252,626	0.28%	108,911	38,119	105,596	0.12%
John Groom * Mardleybury Manor Woolmer Green Knebworth Herts SG3 6LU	497,782	0.55%	157,426	55,099	285,257	0.31%
The Jacob Tal Living Trust PO Box 7269 Reno, NV 89510 USA	133,664	0.15%	99,010	34,654	0	0.00%
Monarch Capital Fund Ltd. Harbour House, 2nd F Waterfront Drive, Road Town, Tortola British Virgin Islands	325,972	0.36%	99,010	34,654	192,308	0.21%
Tiarnan O'Mahoney Glen Pines Old Lone Hill Road Enniskerry Co Wicklow Ireland	133,631	0.15%	98,986	34,645	0	0.00%
Mayoran LTD HMYASDIM Ramot Hshvim Israel	106,890	0.12%	79,178	27,712	0	0.00%
Ori Shilo 12 Dufna SA, Tel Aviv 64926 Israel	88,218	0.10%	65,347	22,871	0	0.00%
David Hurley Silvermere Killiney Heath Killiney Ireland	460,428	0.50%	49,505	17,327	393,596	0.43%

Eunan Maguire Montserrat Torquay Road Foxrock Dublin 18 Ireland	66,832	0.07%	49,505	17,327	0	0.00%
Shane M. Cooke Kirriemuir Stillorgan Park Dublin Ireland	143,832	0.16%	49,505	17,327	77,000	0.08%
Alan Cooke * 60 Sandford Road Ranelagh Dublin 6 Ireland	390,727	0.43%	44,554	15,594	330,579	0.36%
Tom Maher * Rear of 66 Tritonville Road Sandymount Dublin 4 Ireland	26,733	0.03%	19,802	6,931	0	0.00%
Nigel Clerkin 18 Lower Beechwood Avenue Dublin 6 Ireland	13,366	0.01%	9,901	3,465	0	0.00%
Emer Reynolds 31 Churchfields Milltown Dublin 14 Ireland	13,366	0.01%	9,901	3,465	0	0.00%
Kevin Insley 102 St James Court Flatts Smiths FL-04 Bermuda	135,000	0.15%	100,000	35,000	0	0.00%
ProSeed Capital Holdings CVA * Vlierbeekberg 107 3090 Overijse Belgium	33,415	0.04%	24,752	8,663	0	0.00%
Robert Butler 105 Henry Street Limerick Ireland	675,000	0.74%	500,000	175,000	0	0.00%
Rick Stewart * 25 St Georges Road Twickenham London TW1 1QR	712,645	0.78%	24,752	8,663	679,230	0.74%
Dr Thomas Anthony Ryan Park Palace, Block B 6 Impasse de la Fountaine Monte Carlo, 98000 Monacoville	1,464,615	1.60%	800000	280,000	384,615	0.42%

Richard Strappe Mount Judkin Cashel, Co. Tipperary Republic of Ireland	54,000	0.06%	40000	14,000	0	0.00%
Total:	63,533,842	69.61%	26,940,098	9,429,035	27,164,709	6.21%

* Represents shareholders who are officers, directors, or persons or entities that have or have had a material relationship with our company within the past three years.

(1) Includes 78,650,246 ordinary shares outstanding as of January 26, 2006, 3,191,060 ordinary shares issuable upon exercise of warrants, options or other rights currently outstanding that are currently exerciseable or exercisable within the next 60 days and 9,429,034 ordinary shares issuable upon exercise of the warrants described herein.

(2) The ordinary shares reflected in this column are also reflected in the column to the left and are not in addition thereto.

Except as set forth below, none of the selling shareholders holds or has held within the past three years any position or office with us. To our knowledge, except as set forth below, none of the selling shareholders has or has had within the past three years any material relationships with us.

•	Amarin Investment Holding Limited is controlled by Thomas G. Lynch. Mr. Lynch is Chairman and a non-executive director of Amarin.

•	Rick Stewart is Chief Executive Officer and a director of Amarin.

•	Alan Cooke is Chief Financial Officer and a director of Amarin.

•	Simon Kukes is a non-executive director of the Company.

•	Michael Walsh is a non-executive director of the Company, and is a director of IIU Nominees Limited.

•	John Groom is a non-executive director of the Company.

•	Tom Maher has been hired and will begin as the Company’s General Counsel and Company Secretary in February, 2006.

•	Focus Global Fund is a wholly owned subsidiary of one of Amarin’s financial advisors.

•	Proseed Capital Holdings CVA is a corporate advisor of Amarin.

Plan of Distribution

We are registering the ordinary shares on behalf of the selling shareholders. As used in this prospectus, selling shareholders includes donees and pledgees selling ordinary shares received from a selling shareholder after the date of this prospectus. We will bear all costs, expenses and fees in connection with the registration of the ordinary shares offered by this prospectus. The selling shareholders will bear brokerage commissions and similar selling expenses, if any, attributable to the sale of ordinary shares or ADSs, as well as any fees and disbursements of counsel to the selling shareholders. Selling shareholders may effect sales of ordinary shares from time to time in one or more types of private transactions at negotiated prices or such other prices as the selling shareholders determine. Alternatively, if any of the selling shareholders deposit their ordinary shares in our American Depositary Receipt facility, such selling shareholders may from time to time effect sales of ADSs representing ordinary shares in one or more types of transactions on the Nasdaq Capital Market, which may include block transactions, in the over-the-counter market, in negotiated transactions, through options transactions relating to the ADSs, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Selling shareholders also may resell all or a portion of their ordinary shares or ADSs representing ordinary shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of such rule. Any of the transactions described above may or may not involve brokers or dealers. To the best of the Company’s knowledge the selling shareholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of ordinary shares are ADSs representing ordinary shares by the selling shareholders.

The selling shareholders may effect such transactions by selling ordinary shares or ADSs representing ordinary shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of ordinary shares or ADSs representing ordinary shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions.

The selling shareholders and any broker-dealers that act in connection with the sale of ordinary shares or ADSs representing ordinary shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the ordinary shares or ADSs sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the ordinary shares or ADSs against certain liabilities, including liabilities arising under the Securities Act.

Because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders have agreed not to take any action that would constitute a violation of Regulation M under the Exchange Act. Regulation M generally provides that, during an offering by selling shareholders, such shareholders may not bid for, purchase, or attempt to induce any person to bid for or purchase, the securities being offered.

Upon a selling shareholder notifying us that he, she or it has entered into any material arrangement with a broker-dealer for the sale of ordinary shares or ADSs through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of ordinary shares or ADSs involved, (iii) the price at which such ordinary shares or ADSs were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealers(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction.

OFFERING EXPENSES

We will bear all costs, expenses and fees in connection with the registration of the ordinary shares offered by this prospectus. The selling shareholders will bear brokerage commissions and similar selling expenses, if any, attributable to the sale of ordinary shares or ADSs, as well as any fees and disbursements of counsel to the selling shareholders. We have agreed with the selling shareholders to pay the initial stamp duty due upon the selling shareholders’ deposit with Citibank of ordinary shares registered under this prospectus (other than ordinary shares issuable upon exercise of the warrants described herein) in exchange for ADSs evidenced by ADRs. We have also agreed with the selling shareholders to pay the initial issuance fee due to Citibank for issuing the ADSs upon exchange by the selling shareholders of the ordinary shares registered under this prospectus for ADSs.

The following table sets forth the estimated expenses payable by us in connection with the offering described in this registration statement. All amounts are subject to future contingencies other than the SEC registration fee.

$
Securities and Exchange Commission Registration Fee	10,741
Printing and Engraving Expenses	10,000
Legal Fees and Expenses	463,000
Accounting Fees and Expenses	75,000
Blue Sky Qualification Fees and Expenses	10,000
Initial Stamp Duty*	1,390,109

Miscellaneous	76,000
Total	2,034,850

* Stamp duty reserve tax is imposed upon the conversion of the ordinary shares being registered hereunder into ADSs and is payable at a rate of 1.5% of the market value of the ordinary shares on the date of conversion. It is expected that such conversion (other than with respect to ordinary shares issuable upon exercise of the warrants described herein) will take place on or about the effective date of this Registration Statement. For the purpose of this calculation we have used the closing price on the Nasdaq Capital Market on February 1, 2006 of $3.44 based on the initial conversion of 26,940,098 ordinary shares into ADSs.

FINANCIAL STATEMENTS

On October 8, 2004, we declared our offer for the shares of Amarin Neuroscience Limited (formerly known as Laxdale Limited) (“Laxdale”) wholly unconditional and acquired 100% of the outstanding share capital of Laxdale in a stock acquisition (the “Acquisition”). As we have yet to report a full twelve month period of financial results for the combined entity of Amarin and Laxdale, we have included in this prospectus the unaudited pro forma information for the year ended December 31, 2004 for the combination of Amarin and Laxdale as if Amarin had acquired Laxdale with effect from January 1, 2004. See pages F-1 to F-7 at the end of this prospectus. In addition, we have included in this prospectus Laxdale’s audited profit and loss accounts and statements of total recognized gains and losses and cash flows for the years ended March 31, 2004 and March 31, 2003. See pages F-8 to F-22 at the end of this prospectus.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A (incorporated by reference herein) and as set forth in our Form 6-K furnished on November 10, 2005 is incorporated by reference herein. Audited consolidated financial statements as of and for the years ended December 31, 2004, December 31, 2003 and December 31, 2002 are contained in such annual report. Unaudited financial information as of and for the three month periods ended March 31, 2005 and 2004 are contained in our Form 6-K dated May 26, 2005, which is incorporated by reference herein. Unaudited financial statements as of and for the three month periods ended June 30, 2005 and 2004 are contained in our Form 6-K furnished on July 28, 2005, which is incorporated by reference herein. Unaudited interim financial statements as of and for the six month periods ended June 30, 2005 and 2004 are contained in our Form 6-K furnished on September 30, 2005, which is incorporated by reference herein. Unaudited financial statements as of and for the three month periods ended September 30, 2005 and 2004 are contained in our Form 6-K furnished on November 10, 2005, which is incorporated by reference herein. Laxdale’s unaudited condensed financial statements as of and for the six month periods ended September 30, 2004 and 2003 furnished on Form 6-K by Amarin on February 7, 2005 are incorporated by reference herein.

EXPERTS

Amarin’s consolidated financial statements as of and for the years ended December 31, 2004, December 31, 2003 and December 31, 2002 from our Annual Report on Form 20-F for the year ended December 31, 2004 as amended by Amendment No. 1 on Form 20-F/A (each incorporated by reference herein) are presented in reliance on the report of PricewaterhouseCoopers LLP (“PwC”), independent registered public accounting firm, included therein given on the authority of said firm as experts in auditing and accounting. Ernst & Young audited the financial statements of Laxdale Limited, a wholly owned subsidiary of Amarin, as of December 31, 2004 and for the period October 9, 2004 to December 31, 2004. PwC’s audit opinion for the consolidated financial statements of Amarin as of and for the year ended December 31, 2004, insofar as it relates to the amounts included for Laxdale Limited, is based solely on the report of Ernst & Young.

With respect to Amarin’s unaudited interim financial information as of and for the six month periods ended June 30, 2005 and 2004 on Form 6-K furnished September 30, 2005 (incorporated by reference herein), the report of PwC included therein reported that they have applied limited procedures in accordance with professional standards for a review of such information and that they did not audit, and they do not express an opinion on, that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PriceWaterhouseCoopers is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers within the meaning of Sections 7 and 11 of the Securities Act of 1933.

The profit and loss accounts and statements of total recognized gains and losses and cash flows of Laxdale Limited for the years ended March 31, 2004 and 2003 (the “2004 Laxdale Audited Accounts”) appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Laxdale's ability to continue as a going concern as described in Note 1 to the 2004 Laxdale Audited Accounts) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

With respect to the unaudited condensed interim financial information of Laxdale Limited as at and for the six month periods ended September 30, 2004 and 2003, incorporated by reference herein, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated February 7, 2005, included in Amarin's report on Form 6-K furnished on February 7, 2005, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act.

LEGAL MATTERS

The validity of the ordinary shares offered hereby has been passed upon by Kirkpatrick & Lockhart Nicholson Graham LLP (registered in England).

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

As described in the registration statement of which this prospectus forms a part, our articles of association and certain provisions of English law contain provisions relating to the ability of our officers and directors to be indemnified by us for costs, charges, expenses, losses and other liabilities which are sustained or incurred in the performance of the officer’s or director’s duties for us. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the charter provision, by-law, contract, arrangements, statute or otherwise, we acknowledge that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

INTRODUCTORY NOTE

On October 8, 2004, Amarin Corporation plc (“Amarin”) declared its offer for the shares of Laxdale Limited (“Laxdale” now known as Amarin Neuroscience Limited) wholly unconditional and acquired 100% of the outstanding Laxdale shares in a stock acquisition (the “Acquisition”). As Amarin has yet to report a full twelve month period of financial results for the combined entity of Amarin and Laxdale, for the purposes of this registration statement, Amarin is required to present unaudited pro forma information for the year ended December 31, 2004. As consideration for the acquisition of 100% of the outstanding shares of Laxdale, Amarin issued 3.5 million of its ordinary shares valued at approximately $3.8 million. Amarin also incurred $0.8 million in transaction fees, including legal, due diligence and accounting fees. The transaction has been accounted for as a purchase business combination, and the net preliminary purchase price of approximately $4.6 million has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values on the acquisition date.

The following unaudited pro forma condensed combined consolidated financial information gives effect to the acquisition by Amarin of all of the outstanding shares of Laxdale. The unaudited pro forma condensed combined consolidated income statement combines the consolidated results from continuing activities of Amarin and Laxdale’s results from continuing activities for the year ended December 31, 2004 and for the period from January 1, 2004 through to October 8, 2004, respectively, as if the acquisition had occurred on January 1, 2004.

The unaudited pro forma condensed combined financial information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements of Amarin and the historical financial information of Laxdale. Amarin’s historical consolidated financial statements as of and for the year ended December 31, 2004 can be found in Amarin’'s Annual Report on Form 20-F filed on April 1, 2005 as amended by Form 20-F/A Amendment 1 filed on October 17, 2005 and comprise the results of Amarin for the year ended December 31, 2004 consolidated with the post acquistion results of Laxdale from October 9, 2004 through to December 31, 2004. Laxdale’s historical unaudited condensed financial statements for the period from January 1, 2004 through to October 8, 2004 were prepared from internal unaudited management accounts. Laxdale's historical profit and loss accounts and statements of total recognized gains and losses and cash flows for the year ended and as of March 31, 2004 are included at the end of this prospectus beginning on page F-8. Laxdale's unaudited condensed financial statements as of September 30, 2004 and for the six months ended September 30, 2004 and 2003 were furnished under cover of a report on Form 6-K on February 7, 2005.

The historical profit and loss account of Laxdale for the period from January 1, 2004 to October 8, 2004 has been prepared in accordance with UK GAAP.

For the purpose of presenting the unaudited pro forma condensed combined consolidated financial information, the profit and loss account relating to Laxdale has been adjusted to conform with US GAAP as described in the notes to the unaudited pro forma condensed combined consolidated financial information.

The historical financial statements of Laxdale were presented in pounds sterling (£). For the purposes of presenting the unaudited pro forma condensed combined consolidated financial information, the adjusted income statement of Laxdale for the period from January 1, 2004 through to October 8, 2004, has been translated into US dollars at the average daily closing rate for the period from January 1, 2004 through to October 8, 2004.

The pro forma acquisition adjustments are described in the notes. The unaudited pro forma condensed combined consolidated financial information is not intended to represent what Amarin's results of operations would have been if the acquisition had occurred on January 1, 2004 or to project results of operations for any future period. Since Amarin and Laxdale were not under common control or management for any period presented, the unaudited pro forma condensed combined consolidated financial information may not be comparable to, or indicative of, future performance.

PRELIMINARY PURCHASE PRICE
The unaudited pro forma condensed combined consolidated financial information reflect an initial purchase price of approximately $4.6 million for 100% of the outstanding shares of Laxdale. The fair value of the Amarin ordinary shares issued of $1.08 was based on the closing market price of Amarin ADSs on October 8, 2004, the announcement date of the acquisition. The initial total purchase price for the acquisition of 100% of the outstanding shares of Laxdale is as follows (in thousands):

Fair value of Amarin common stock issued	3,780
Direct acquisition costs	813

Total initial purchase price	$4,593

The final purchase comprises of the initial purchase price together with contingent consideration which may become payable, in the future, on the achievement of certain approval milestones. Approval of Laxdale's key compound (Miraxion, formerly known as LAX-101) in the treatment of Huntington's disease, for marketing in the US would result in Amarin paying the vendors of Laxdale an additional £7.5 million in cash or shares. Approval for Huntington's disease by the European Agency for the Evaluation of Medical Products (EMEA) would result in Amarin paying the vendors of Laxdale an additional £7.5 million in cash or shares. The approval of the use of Miraxion in the treatment of depression would result in Amarin paying the vendors of Laxdale an additional £5 million in cash or shares for US approval and £5 million in cash or shares for EMEA approval.

Unaudited pro forma condensed combined consolidated income statement — for the combination for the year ended December 31, 2004, continuing activities

Unaudited pro forma condensed combined consolidated income statement information is presented for the combination for the year to December 31, 2004. The below table also indicates the reference accounts being year ended December 31, 2004 for Amarin and the period from January 1, 2004 through to October 8, 2004 for Laxdale. Laxdale's financial statements are prepared in sterling and have been translated into US dollars, for the purposes of this unaudited pro forma condensed combined consolidated information, using the average exchange rate for the period from January 1, 2004 through to October 8, 2004.

Unaudited pro forma condensed combined consolidated income statement — for the combination for the year ended December 31, 2004, continuing activities

Reference financial statements	December 31	January 1 to
	2004	October 8 2004			Combined	Combined
			Adjustments on		Adjustments	Adjustments
	Amarin	Laxdale	combination	Combined	between UK and	between UK and	Combined
	UK GAAP	UK GAAP	UK GAAP	UK GAAP	US GAAP	US GAAP	US GAAP
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
	Note 1	Note 2	Note 3	Note 4	Note 5	Note 6	Note 7
Turnover	-	-	-	-	-	-	-

Cost of sales	-	-	-	-	-	-	-

Gross profit	-	-	-	-	-	-	-

Operating (expenses)/income	(9,927)	(3,584)	(340)	(13,851)	(47,262)	340	(60,773)

Operating (loss)/profit	(9,927)	(3,584)	(340)	(13,851)	(47,262)	340	(60,773)

Interest receivable	548	3	-	551	9	-	560

Interest payable	(326)	(52)	-	(378)	(20)	-	(398)

(Loss)/profit on ordinary activities before tax	(9,705)	(3,633)	(340)	(13,678)	(47,273)	340	(60,611)
Tax (charge)/credit	(7,333)	296	-	(7,037)	-	-	(7,037)

(Loss)/profit for the year transferred to reserves	(17,038)	(3,337)	(340)	(20,715)	(47,273)	340	(67,648)

(Loss) per share - basic				(0.92)			(3.01)
(Loss) per share - diluted				(0.92)			(3.01)

Number of shares - basic ('000)				22,511			22,511
Number of shares - diluted ('000)				22,511			22,511

(Loss) per share has been calculated as the loss for the year divided by the number of shares in issue. Options granted were priced out of the money and therefore caused no dilution to earnings per share. The number of shares on combination represents Amarin's weighted average number of shares in issue of 22,511,000 during the year ended 31 December 2004.

Notes to unaudited pro forma condensed combined consolidated income statement for the year ended 31 December 2004

1. This column represents the income statement from continuing activities as extracted from Amarin's UK GAAP financial statements for the year ended 31 December 2004.

2. This column represents the income statement from continuing activities as extracted from Laxdale's internal management accounts, prepared under UK GAAP, for the period from January 1, 2004 through to October 8, 2004. Laxdale's financial information is denominated in pounds sterling and this unaudited pro forma condensed combined consolidated US dollar financial information has been prepared using the average rate for the period from January 1,2004 through to October 8, 2004.

3. Adjustments on combination represents amortization of intangible product rights acquired with Laxdale. Under UK GAAP (FRS 7 para 1 and 2), assets and liabilities are required to be fair valued if they are separately identifiable, meaning disposable without disposal of the entity as a whole. FRS 10 adds to the separability concept by stating that intangible assets should be recognized if they are controllable (eg via custody or legal rights) and measurable (meaning valued according to a readily ascertainable market value or as in this case via a valuation model). Accordingly, a fair value exercise was undertaken and a valuation has been assigned to the intangible asset acquired. Additionally, FRS 10 indicates that the value of the intangible that is recognized on acquisition is limited to ensure that negative goodwill does not arise. Amortization is charged for over the average patent life of the underlying product rights, of 15.5 years.

The specific derivation of the intangible asset’s carrying value, as detailed below, gives a value of $6,858,000. Annual amortization charge over the 15.5 years useful economic life is $442,000. Had the acquisition occurred on January 1, 2004, the amortization of the intangible asset recognized on acquisition would have been $340,000 for the approximate 40 week period ended October 8, 2004.

Fair value exercise and derivation of intangible asset carrying value

			UK GAAP
	October 8, 2004 Laxdale	Fair value Adjustment	Acquisition Accounting
	$'000	$'000	$'000
Intangible fixed assets	-	6,858	6,858
Tangible fixed assets	218	-	218
Investments	282	(65)	217
Net current liabilities	(2,700)	-	(2,700)
Net liabilities acquired	(2,200)	6,793	4,593

Consideration	No. of Shares ('000)	$
- shares issued at fair value (market value)	3,500	1.08	3,780
- Other costs of acquisition			813

Goodwill			-

Fair value adjustments have been considered for all assets/liabilities present on Laxdale's balance sheet at the date of acquisition (8 October 2004). For asset classes other than intangible fixed assets and investments, no fair value adjustment has been proposed due to materiality and specifically, the ongoing use of certain items such as tangible fixed assets and the proximity to settlement for the other current assets and liabilities. Other pre-acquisition additional liabilities have been considered but none have been noted as they do not meet the FRS 7 definitions in that there were no demonstrable commitments that would exist irrespective of the acquisition being consummated or not.

The most significant fair value adjustment is the recognition of the intangible, representing intellectual property rights. Per FRS 7, (para 1 and 2), the recognition criteria for intangible assets of separability (can be disposed of separately from the company as a whole) and control (either via custody or legal/contractual rights) are met, as is the FRS 5 definition of an asset, being the right to future economic benefits. Per FRS 10, reliable measurement of the intangible is achieved by discounted cashflow analysis resulting in a valuation which is capped by FRS 10 para 10 such that negative goodwill does not arise. This gives rise to the recognition of an intangible asset, representing intellectual property rights of $6,858,000.

Laxdale has a shareholding in Amarin dating back to November 2000. The fair value adjustment to investments, of $65,000, writes down the value of these shares from that held within Laxdale's financial statements to the fair value at 8 October 2004. This value was $1.08 per share.

4. This column shows the result of combining the effects of notes 1-3 above and forms the unaudited pro forma condensed combined consolidated income statement for the acquisition of Laxdale by Amarin under UK GAAP.

5. Adjustments represent differences between UK and US GAAP for Amarin, for the year ended 31 December 2004, as extracted from Amarin's 20-F for 2004. The following analyses each of the adjustments; all amounts are in $'000 as per the table above —

Operating (expenses)/income — $(47,262)

Adjustments to operating expenses comprise of the following, which are explained further below —

Adjustment for stock-based compensation and National Insurance	$32

Adjustment for treatment of intangible fixed asset	($47,530)

Vacation accrual	—

Adjustment for use of temporal method on consolidation	$236
($47,262)

Adjustment for stock-based compensation and National Insurance

Under UK GAAP the Company had recorded at December 31, 2004 a provision of $32,000 relating to National Insurance (“NI”) amounts payable on stock option gains at the time of grant. Under UK GAAP NI contributions are accrued over the vesting period of the underlying option. Under US GAAP payroll taxes on stock options are accrued when the liability is incurred. The US GAAP adjustment reflects the release of the UK GAAP provision.

Adjustment for treatment of intangible fixed asset

Under UK GAAP pharmaceutical products that are acquired which are in the clinical trials phase of development can be capitalized and amortized where there is a sufficient likelihood of future economic benefit. Under US GAAP specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed as in-process research and development unless they have attained certain regulatory milestones.

Under UK GAAP the Group has capitalized $10,302,000 at December 31, 2004, relating mainly to Miraxion (formerly known as LAX-101).

Under US GAAP an in-process research and development charge of $48,235,000 arises representing the write off of the Miraxion intangible asset that arises on the acquisition of Laxdale. The reconciling adjustment above for the treatment of intangible fixed assets represents this in process research and development charge of $48,235,000, less the associated amortization charged under UK GAAP of $599,000 and the disposal of Zelapar option rights held prior to the Valeant transaction of $106,000. Note 42 to Amarin's Annual Report on Form 20-F filed on April 1, 2005 as amended by Form 20-F/A Amendment 1 filed on October 17, 2005 for the year ended December 31, 2004, includes an explanation of the difference between UK and US GAAP on the acquisition accounting for Laxdale at October 8, 2004.

Vacation accrual

Under UK GAAP, Amarin does not provide for vacation expense. In accordance with US GAAP this expense would be fully provided for. At 31 December 2004, the value was $35,000. The accrual arises from Amarin’s subsidiary, acquired in October 2004, Amarin Neuroscience Limited. The directors believe that the value of the accrual at 1 January 2004 would not have been significantly different to the accrual at 31 December 2004, as annual leave accrues during the year and is taken during the year.

Adjustment for use of the temporal method

Under UK GAAP, foreign currency subsidiaries are consolidated into Group financial statements using the translation method most appropriate for their circumstances. Amarin’s accounting policies define the two methods available under UK GAAP, see note 2 of Amarin's Annual Report on Form 20-F filed on April 1, 2005 as amended by Form 20-F/A Amendment 1 filed on October 17, 2005 for the year ended 31 December 2004.

Amarin Neuroscience Limited is the Group’s research and development arm and is interlinked and dependent on the Group for funding and decision making. It therefore meets the criteria to use the temporal method and accordingly losses arising on translation for consolidation are reported within the income statement.

Under UK GAAP, foreign currency subsidiaries that are independent and more autonomous are translated and consolidated using the closing rate method, whereby gains or losses arising on translation for consolidation are reported in reserves as part of shareholders’ equity.

Under US GAAP, all gains and losses arising on translation for consolidation are reported as part of shareholders’ equity, within other comprehensive income, similar to the UK GAAP closing rate method.

For the year ended 31 December 2004, using the temporal method for the translation and consolidation of Amarin Neuroscience Limited, an accounting translation expense of $232,000 was recorded, under UK GAAP, as part of the result for the year in the income statement. This has been adjusted for in the US GAAP net income reconciliation, of which $236,000 relates to operating expenses and $4,000 relates to interest receivable. These items arose on working capital and cash balances respectively.

Interest receivable $9

Adjustment for gain on securities held for trading	$5

Adjustment for use of temporal method on consolidation	$4
$9

Adjustment for gain on securities held for trading $5

Under UK GAAP investments (including listed investments) held on a current or long-term basis are stated at the lower of cost or estimated fair value, less any permanent diminution in value. Under US GAAP the carrying value of our marketable equity securities is adjusted to reflect unrealized gains and losses resulting from movements in the prevailing market value.

Under US GAAP the fair value of current asset investments was $21,000 and $16,000 for the periods ended December 31, 2004 and 2003 respectively.

Adjustment for use of temporal method on consolidation $4

For the year ended 31 December 2004, using the temporal method for the translation and consolidation of Amarin Neurosceince Limited, an accounting translation expense of $232,000 was recorded, under UK GAAP, as part of the result of the year in the income statement. This has been adjusted for in the US GAAP net income reconciliation, of which $236,000 relates to operating expenses and $4,000 relates to interest receivable. These items arose on working capital and cash balances respectively.

Interest payable - $(20)

Adjustments to interest payable comprise of the following, which are explained further below -

Discount on loan note

In February 2004 Amarin issued a $5 million loan note and 500,000 warrants to Elan, as part of the settlement of debt obligations. In October 2004, Amarin Investment Holding Limited (“AIHL”), an entity controlled by Mr Thomas Lynch, the non-executive Chairman of Amarin, purchased all of Elan’s interests in Amarin, which included the $5 million loan note and 500,000 warrants. Subsequently, Amarin agreed with AIHL to convert $3,000,000 of the loan note into ordinary share capital at a ten-day trailing average market price; the result being that, at the end of 2004, Amarin had in issue $2 million loan notes and 500,000 warrants in favor of AIHL.

Under US GAAP the $2 million loan note and the 500,000 warrants issued to AIHL were accounted for under APB 14, so that the proceeds of the loan note were allocated between the debt and the warrants based on their relative fair values. The debt was being accreted up to its face value over the term of the loan note, with a corresponding charge to interest expense. The fair value of the warrants was being retained in additional paid in capital until such times as they are exercised, lapse, or are otherwise dealt with. The initial value of the discount representing the fair value of the warrants was $389,000. The amortization of this balance of the period to 31 December 2004 was $20,000 leaving a year end carrying value of $369,000. Under UK GAAP the warrants are regarded as not having affected the finance cost of the loan note.

6. This represents the removal, under US GAAP, of amortization as charged under UK GAAP. As described in Note 3 above under UK GAAP capitalization and amortization arise on costs associated with the development of products. Under US GAAP, such costs are expensed as incurred.

7. This represents the proforma condensed combined consolidated income statement for Amarin and Laxdale and reflects those items disclosed in notes 1 to 6.

Laxdale Limited 2004 Financial Statements

For the years ended March 31, 2004 and 2003

Report of Independent Auditors

To the Board of Directors
Laxdale Limited

We have audited the accompanying profit and loss accounts and statements of total recognized gains and losses and cash flows of Laxdale Limited for each of the two years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Laxdale Limited for each of the two years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 16 of Notes to the Financial Statements).

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statemetns the Company is reliant upon sufficient funding continuing to be available from the Company's parent company, Amarin Corporation plc, to meet ongoing working capital requirements. This in turn is dependent upon Amarin obtaining additional funding. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young LLP

Glasgow, Scotland
December 17, 2004

Laxdale Limited

PROFIT AND LOSS ACCOUNTS

For the years ended March 31, 2004 and 2003

	Notes	2004 £	2003 £
Turnover—Income from licensing	3	1,790,890	1,557,203
Administrative expenses:
Research & development		(1,785,984)	(3,243,615)
Other operating costs		(1,826,004)	(2,391,591)

Total administrative expenses		(3,611,988)	(5,635,206)

Operating loss	4	(1,821,098)	(4,078,003)
Interest received and similar income		11,560	89,546
Interest payable and similar charges	7	(483)	—

Loss on ordinary activities before tax		(1,810,021)	(3,988,457)
Taxation	8	233,780	576,972

Retained loss for the year(1)	10	(1,576,241)	(3,411,485)

(1)
A summary of the adjustments to loss for the year that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 16 to the financial statements.

Laxdale Limited

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

For the years ended March 31, 2004 and 2003

There were no recognised gains and losses other than the loss of £1,576,241 for the year to March 31, 2004 (2003—loss of £3,411,485).

The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 16 to the financial statements.

Laxdale Limited
STATEMENTS OF CASH FLOWS
For the years ended March 31, 2004 and 2003
	Notes	2004 £	2003 £
Net cash outflow from operating activities	11(a)	(1,535,273)	(4,012,519)

Returns on investments and servicing of finance:
Interest received		11,560	96,779
Interest paid		(483)	—

		11,077	96,779

Taxation:
Corporation tax paid		—	(269)
Corporation tax received		445,550	—

		445,550	(269)

Capital expenditure and financial investment:
Payment to acquire tangible fixed assets		—	(19,265)

		—	(19,265)

Decrease in cash	11(b)	(1,078,646)	(3,935,274)

Reconciliation of net cash flow to movement in net (debt)/funds:
Decrease in cash		(1,078,646)	(3,935,274)

Movement in net debt		(1,078,646)	(3,935,274)
Net funds at 1 April	11(b)	886,517	4,821,791

Net (debt)/funds at 31 March	11(b)	(192,129)	886,517

The significant differences between the cash flow statements above and those required under United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 16 to the financial statements.

Laxdale Limited

NOTES TO THE FINANCIAL STATEMENTS

1.     Basis of preparing the financial statements

As disclosed in note 14, the company was acquired by Amarin Corporation plc (“Amarin”) on October 8, 2004. Amarin has provided confirmation to the directors of the company that it will provide sufficient financial support to allow the company to continue in operational existence for the foreseeable future and to meet its liabilities as they fall due. The ability of Amarin to provide adequate financial support depends on its ability to raise additional funding.

On the basis of forecasted cash flow information for the combined business, Amarin has sufficient cash to fund the group's operating activities, including the planned phase III trials for Miraxion in Huntington's disease, through the summer of 2005. Amarin intends to obtain additional funding through earning license fees from partnering its drug development pipeline and/or completing further equity-based financings in the forthcoming year. There is no assurance that Amarin's efforts to raise additional funding will be successful. If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund the combined business on an ongoing basis.

Whilst the directors are presently uncertain as to the outcome of the matters mentioned above, they believe that sufficient funding will be made available to the company by Amarin to meet its ongoing working capital requirements. Accordingly, the directors of the company believe it is appropriate to prepare the financial statements on a going concern basis. The financial statements do not include any adjustments that would result if such financial support did not continue to be available.

The financial statements do not comprise the company's statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the years ended March 31, 2004 and 2003 on which the auditors’ reports were unqualified, have been delivered to the Registrar of Companies for Scotland.

2.     Accounting Policies

Accounting Convention

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

Fixed Assets

All tangible fixed assets are recorded at cost.

Depreciation

Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost of each asset evenly over its expected useful life, as follows:

Fixtures, Fittings and Furniture	—	10%
Computer Equipment	—	33 1/3%
Motor Vehicles	—	25%

Income from licensing

Licensing fees represent revenues derived from licensing agreements. Licensing fees are recognised upon transfer or licensing of the right to use intellectual property rights in different geographic areas. Where licensing agreements stipulate payment on a milestone basis, revenue is recognised upon achievement of those milestones. Revenues are stated net of value added tax and similar taxes. No revenue is recognised for consideration, the receipt of which is dependent on future events, future performance or refund obligations.

Stocks

The cost of medical trial stocks are written off as research and development costs

Goods for resale are stated at the lower of cost and net realisable value. Cost includes all costs incurred in bringing each product to its present location and condition. Net realisable value is based on the price at which stocks can be sold in the normal course of business less any further costs expected to be incurred to completion and disposal.

Current asset investments

Current asset investments are stated at the lower of original cost and net realisable value.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

• provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

• deferred tax assets are recognized only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Pensions

The company operates a defined contribution scheme. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of the scheme.

Foreign Currency

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss account.

Research and Development

Research and development is written off in the period in which it is incurred.

Research and development tax credits

Credit is taken in the accounting period for research and development tax credits, which are claimed from the Inland Revenue, in respect of qualifying research and development costs incurred in the same accounting period.

Leasing

Rentals payable under operating leases are charged in the profit and loss account on a straight-line basis over the lease term.

3.     Turnover—Income from licensing

        Income from licensing was from licensing partners in the EU and Japan. An analysis of income from licencing by geographical market is given below.

	2004 £	2003 £
EU	1,155,731	1,557,203
Japan	635,158	—

	1,790,889	1,557,203

4.     Operating Loss

        This is stated after charging:

	2004 £	2003 £
Depreciation of owned fixed assets	41,349	41,857
Auditors' remuneration—audit services	11,500	10,800
—non audit services	56,270	131,645
Operating lease rentals:
—Land & buildings	141,550	141,550
—Plant & equipment	43,506	50,887
Foreign exchange differences	95,940	3,547
Write down of current asset investments	166,085	335,112

5.     Directors' Emoluments

	2004 £	2003 £
Emoluments	193,328	507,579

Company contributions paid to money purchase schemes	24,380	53,460

Members of money purchase schemes	2	2

The amounts in respect of the highest paid director are as follows:
Emoluments	149,969	338,613

Company contributions paid to money purchase schemes	24,300	29,160

6.     Staff costs

	2004 £	2003 £
Wages and salaries	847,380	1,012,025
Social security costs	101,394	115,398
Other pension costs	83,025	106,215

	1,031,799	1,233,638

        The monthly average number of employees during the year was as follows:

	2004 No.	2003 No.
Research and development	12	13
Administration and commercial	6	6

	18	19

7.     Interest payable and similar charges

	2004 £	2003 £
Bank overdraft	483	—

8.     Taxation

	2004 £	2003 £
UK corporation tax on losses in the year	(301,000)	(493,129)
Adjustment in respect of previous years	3,704	(83,843)

UK current tax	(297,296)	(576,972)
Foreign tax	63,516	—

	(233,780)	(576,972)

        The company has tax losses carried forward at March 31, 2004 of £6.9m (2003-£6.1m).

        Factors affecting the tax charge in the current year:

        The tax assessed on the loss on ordinary activities for the year is lower than the standard rate of corporation tax in the UK of 30% (2003 - 30%). The differences are reconciled below:

	£	£
Loss on ordinary activities before taxation	(1,810,021)	(3,988,457)

Tax on loss on ordinary activities at 30%	(543,006)	(1,196,537)
Effects of:
Disallowed expenses	64,248	6,050
Capital allowances in excess of depreciation	162	(7,234)
Other timing differences	(715)	(1,429)
Unutilised losses carried forward	115,196	625,797
Research and development tax relief	76,634	80,224
Adjustment in respect of previous years	3,704	(83,843)
Overseas tax suffered	49,997	—

	(233,780)	(576,972)

9.   Share Options

At March 31, 2004 there were options outstanding under the Laxdale Limited Unapproved Share Option Scheme over 124,800 ordinary shares at an exercise price of £1 (2003 - 127,300). Options over 34,500 ordinary shares are exercisable between October 2005 and October 2010 or earlier in the event of a change of control of the company. Options over 90,300 ordinary shares are exercisable from June 2007 to June 2012 or earlier in the event of a change of control of the company.

At March 31, 2004 options under the Laxdale Limited 1998 Unapproved Share Option Scheme were outstanding over 6,000 ordinary shares at an exercise price of £1 each (2003 - 7,000). These options are exercisable between February 2004 and February 2009 or earlier in the event of a flotation or change in control of the company.

10.   Reconciliation of shareholders’ funds and movement on reserves

	Share Capital £	Share Premium £	Profit and Loss Account £	Total Shareholders' funds £
At 1 April 2002	4,000,000	5,000,000	(4,006,716)	4,993,284
Loss for the year to 31 March 2003	—	—	(3,411,485)	(3,411,485)

At 31 March 2003 and 1 April 2003	4,000,000	5,000,000	(7,418,201)	1,581,799
Loss for the year to 31 March 2004	—	—	(1,576,241)	(1,576,241)

At 31 March 2004	4,000,000	5,000,000	(8,994,442)	5,558

11.   Notes to the statement of cash flows

(a)
Reconciliation of operating loss to net cash outflow from operating activities

	2004 £	2003 £
Operating loss	(1,821,098)	(4,078,003)
Depreciation	41,349	41,857
Decrease/(increase) in stock	60,522	(14,157)
Decrease/(increase) in debtors	316,346	(277,741)
Decrease in creditors	(234,961)	(19,587)
Write down of current asset investments	166,085	335,112
Foreign tax unrecoverable	(63,516)	—

Net cash outflow from operating activities	(1,535,273)	(4,012,519)

(b)
Analysis of net funds/(debt)

	At 1 April 2002 £	Cash flow £	At 31 March 2003 £
Cash at bank and in hand	4,821,791	(3,935,274)	886,517

	4,821,791	(3,935,274)	886,517

	At 1 April 2003 £	Cash flow £	At 31 March 2004 £
Cash at bank and in hand	886,517	(886,368)	149
Bank overdraft	—	(192,278)	(192,278)

	886,517	(1,078,646)	(192,129)

12.   Pension Commitments

The company operates a defined contribution pension scheme, the Laxdale Group Personal Pension Plan for its employees. The assets of the scheme are held separately from the company and are held as policies in the names of the individual employees. During the year contributions payable amounted to £83,025 (2003 - £106,215). The unpaid contributions outstanding at the year end amounted to £9,591 (2003 - £12,609).

13.   Related Parties

Laxdale Ltd has a licence agreement with Scarista Ltd whereby rights to develop products using Scarista's intellectual property and know-how has been licensed to Laxdale Ltd. Scarista Ltd is ultimately owned by a family trust, the beneficiaries of which was Dr D F Horrobin and is S M Clarkson. Dr D F Horrobin was a director of Laxdale Limited until his death on 1 April 2003 and SM Clarkson was a director of Laxdale until she resigned on October 8, 2004. Under the licence agreement Laxdale has the right to develop and market products in specified territories. In return for the rights granted to it, Laxdale will make royalty payments to Scarista Ltd based on income from sales of products at normal commercial rates. In addition Scarista has a license agreement with Laxdale Ltd whereby rights to market and sell products using Laxdale's intellectual property and know how have been licensed to Scarista Ltd. Under the license agreement Scarista has the right to market products in specified territories. In return for the rights granted to it, Scarista will make royalty payments to Laxdale Ltd based on the income it receives from commercialising the products at normal commercial rates. Under both licences Scarista and Laxdale are responsible for the prosecution and maintenance costs of the patents relating to their respective territories licensed to them. For administrative reasons these are paid by Scarista and recharged to Laxdale. During the year Scarista Ltd paid patent fees totalling £231,324 (2003 - £177,980), which were recharged to Laxdale Ltd in accordance with the license agreements. No other transactions under the license agreements took place during the year (2003 - nil). At the balance sheet date the balance due to Scarista was £35,247.50 (2003 - £nil). Subsequent to the year end Laxdale entered into revised License agreements between Laxdale and Scarista. In consideration for the re negotiation of the licenses and a reduction of the royalty rate payable by Laxdale to Scarista, Laxdale paid to Scarista a license fee of £500,000.

14.   Parent Undertaking and Controlling Party

Prior to the sale of the company's shares to Amarin Corporation plc as noted in note 14 below, the company's immediate parent undertaking was Belsay Limited, a company incorporated in the Isle of Man and the company's ultimate parent undertaking and controlling party was the Stirling Trust.

As at March 31, 2003 Dr D F Horrobin and S M Clarkson were beneficiaries of the Stirling Trust. At March 31, 2004 S M Clarkson was the beneficiary of the Stirling Trust.

15.   Subsequent Events

On June 4, 2004 Laxdale Ltd entered into a loan agreement with Amarin Corporation plc which provided for a loan amount of up to £500,000. In the period up to October 8, 2004 Laxdale Limited drew funds from Amarin Corporation plc of approximately £lm. The provision of the loan was contingent upon continued negotiations of the sale of Laxdale to Amarin.

On July 9, 2004 Laxdale's shareholders signed a definitive agreement with Amarin Corporation plc to sell their shares in Laxdale to Amarin. Completion of the sale of Laxdale's shares was contingent upon Amarin receiving shareholder approval, completion by Amarin of a US$15 million financing, Amarin not having received a delisting notice and other customary conditions. The agreement provided for the extension of the loan to Laxdale from Amarin. On September 28, 2004 the transaction was approved by Amarin's shareholders. On October 8, 2004 Amarin completed a private equity placement which raised $12.75 million. As allowed under the agreement Amarin waived the minimum financing condition and the sale of the company to Amarin was completed on that date. From that date the ultimate controlling party of the company is Amarin Corporation plc.

16.   United States Generally Accepted Accounting Principles ("US GAAP")

        Reconciliation of net loss

	2004 £	2003 £
Loss on ordinary activities after taxation UK-GAAP	(1,576,241)	(3,411,485)
(a) Revenue recognition	(1,452,569)	(1,396,546)
(b) Vacation pay accrual	(4,267)	(9,041)

Net loss and comprehensive net loss as adjusted to accord with US-GAAP	(3,033,077)	(4,817,072)

(a) Revenue recognition

Under UK GAAP, non-refundable licensing revenue in the form of milestone payments is recognised upon transfer or licensing of intellectual property rights. Where licensing agreements stipulate payment on a milestone basis, revenue is recognised upon achievement of those milestones. Revenues are stated net of value added tax and similar taxes. No revenue is recognised for consideration, the receipt of which is dependent on future events, future performance or refund obligations.

Under US GAAP and in accordance with Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements”, as updated by Staff Accounting Bulletin 104 “Revenue Recognition” and Emerging Issues Task Force or EITF00-21 “Revenue Arrangements with Multiple Deliverables”, revenue from licensing agreements would be recognised based upon the performance requirements of the agreement. Non-refundable fees where the company has an ongoing involvement or performance obligation, would be recorded as deferred revenue in the balance sheet and amortized into license fees in the profit and loss account over the estimated term of the performance obligation.

The company has received £6,197,010 in non-refundable milestone income under license agreements with its licensing partners. Under the terms of the license agreements it is the company's responsibility to obtain approval of the licensed product and in certain cases to supply the product to the licensee once the product is approved. Under the terms of SABs 101 and 104 and EITF00-21, these milestone fees would be deferred and amortized on a straight-line basis over the estimated life of the patent. This is considered by the company to be the term of the performance obligations under each license agreement.

(b) Accrual for vacation expense

The company does not fully provide for vacation expense. To comply with US GAAP this expense would be fully provided for.

(c) Stock Options

Under UK GAAP, if stock options are granted at their fair value, no charge is made to the profit and loss account. Under US GAAP the Company would apply APB Opinion No. 25, “Accounting for Stock Issued to Employees” to account for its option plans. For both periods presented no compensation charge for stock options has arisen under UK GAAP or would have arisen under US GAAP.

(d) Statement of cash flows

In accordance with UK GAAP, Laxdale Ltd complies with FRS No 1 “Cash Flow Statements” (“FRS 1”). Its objective and principles are similar to those set out in SFAS No 95, “Statement of Cash Flows” (“SFAS No. 95”) under US GAAP. The principal difference between the standards is in respect of classification. Under FRS 1, the company has presented its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; and (f) financing activities. SFAS No. 95 requires only three categories of cash flow activity, (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under UK GAAP would be included as operating activities under US GAAP. In addition, under UK GAAP, cash and liquid resources include short-term borrowings repayable on demand. US GAAP requires such movements on such borrowings to be included in financing activities. The company's current account was in overdraft as at March 31, 2004. This would be included as part of net cash outflows from financing activities, as the overdraft was used to fund the company's short-term working capital requirements.

        The categories of cash flow activity under US GAAP can be summarised as follows:

	2004 £	2003 £
Net cash outflow from operating activities	(1,078,646)	(3,916,009)
Cash outflow on investing activities	—	(19,265)
Cash inflow from financing activities	192,278	—

Movement in cash and cash equivalents	(886,368)	(3,935,274)
Cash and cash equivalents at beginning of year	886,517	4,821,791

Cash and cash equivalents at the end of year	149	886,517

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

Except as hereinafter set forth, there is no provision of the Company’s Memorandum and Articles of Association or any contract, arrangement or statute under which any director or officer of the Company is insured or indemnified in any manner against liability which he may incur in his capacity as such.

Article 192 of the Company’s Articles of Association provides:

Subject to and so far as may be permitted by the Acts, every director or other officer and the Auditors of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he may sustain or incur in or about the execution of his office or otherwise in relation thereto in respect of any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour, or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part, or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted by the Court. Such other indemnities shall be provided to every Director or other officer as are appropriate and in accordance with the law.

Traditionally, under section 310 of the UK Companies Act 1985 (1985 Act), companies cannot exempt directors and auditors from, or indemnify them against, liability where they are negligent, in default, or in breach of duty or trust. The reason for this is that directors owe duties to their company and Parliament has considered in the past that, in the interests of shareholders, directors should have to face the consequences of their derelictions of duty.

This basic prohibition still stands but, as from 6 April 2005 and pursuant to the UK Companies (Audit, Investigations and Community Enterprise) Act 2004 (the “2004 Act”), companies can take advantage of a specific exemption to indemnify directors against liabilities to third parties, and can pay directors' costs of defense proceedings as they are incurred (subject to an obligation to repay if the defense is not successful). This was to address concerns that directors of companies with a US listing may face class actions in the US and to help alleviate (at least in the short term) the cost to directors of lengthy court proceedings. The key points of the 2004 Act are:

•
Companies may indemnify directors against the legal and financial costs of proceedings brought by third parties. This does not extend to the legal costs of unsuccessful defence of criminal proceedings, fines imposed by criminal proceedings and fines imposed by regulatory bodies;

•
Companies may pay directors' defence costs as they are incurred in civil or criminal cases, even if the action is brought by the company itself. However, a director in this situation will be required to pay any damages awarded to the company and to reimburse the company if he fails in his defence (unless the company has indemnified him in respect of his legal costs incurred in civil third party proceedings);

•	Companies may not provide indemnities to directors of UK-incorporated associated companies where it would be unlawful for that indemnity to be provided by the associated company;
•	Companies may indemnify officers other than directors;
•	Funds provided by the company to a director for these purposes are permitted under section 330 of the Companies Act 1985;
•	Any indemnities provided by a company will need to be disclosed in the directors' report and shareholders will be able to inspect any indemnification agreement; and
•	A decision to indemnify directors under the new rules can be taken by a Company's board and no shareholder vote is required by the legislation.

In addition, companies can obtain liability insurance for directors and can also pay directors' legal costs if they are successful in defending legal proceedings.

Accordingly, the Company’s Board has taken a decision to so indemnify its Directors and officers and the Company has entered into forms of indemnity with its Directors and officers which comply with the 2004 Act. In addition, the Company carries liability insurance for its directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the charter provision, by-law, contract, arrangements, statute or otherwise, the Company acknowledges that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 9. Exhibits

4.1	Memorandum of Association of the Company (6)
4.2	Articles of Association of the Company (6)
4.3	Form of Deposit Agreement, dated as of March 29, 1993, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder (1)
4.4
Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder (2)

4.5
Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002 among the Company, Citibank N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder (3)

4.6	Form of Ordinary Share certificate (6)
4.7	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 2.3) (3)
4.8	Registration Rights Agreement, dated as of October 21, 1998, by and among Ethical Holdings plc and Monksland Holdings B.V. (6)
4.9	Amendment No. 1 to Registration Rights Agreement and Waiver, dated January 27, 2003, by and among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.(6)
4.10	Second Subscription Agreement, dated as of November 1999, among Ethical Holdings PLC, Monksland Holdings B.V. and Elan Corporation PLC (4)
4.11	Purchase Agreement, dated as of June 16, 2000, by and among the Company and the Purchasers named therein (4)
4.12	Registration Rights Agreement, dated as of November 24, 2000, by and between the Company and Laxdale Limited (5)
4.13
Form of Subscription Agreement, dated as of January 27, 2003 by and among the Company and the Purchasers named therein. (The Company entered into twenty separate Subscription Agreements on January 27, 2003 all substantially similar in form and content to this form of Subscription Agreement.) (6)

4.14
Form of Registration Rights Agreement, dated as of January 27, 2003 between the Company and the Purchasers named therein. (The Company entered into twenty separate Registration Rights Agreements on January 27, 2003 all substantially similar in form and content to this form of Registration Rights Agreement.)(6)

4.15
Form of Warrant Agreement, dated March 19, 2003, between the Company and individuals designated by Security Research Associates, Inc. (The Company entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement.) (6)

4.16
Settlement Agreement dated February 25, 2004 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company (7)

4.17	Debenture dated August 4. 2003 made by the Company in favor of Elan Corporation plc as Trustee (7)
4.18	Debenture Amendment Agreement dated December 23, 2003 between the Company and Elan Corporation plc as Trustee (7)
4.19	Debenture Amendment Agreement No. 2 dated February 24, 2004 between the Company and Elan Corporation plc as Trustee (7)
4.20	Loan Instrument dated February 25, 2004 executed by Amarin in favor of Elan Pharma International Limited (7)

4.21	Warrant dated February 25, 2004 issued by the Company in favor of the Warrant Holders named therein (7)
4.22
Form of Subscription Agreement, dated as of October 7, 2004 by and among the Company and the Purchasers named therein (The Company entered into 14 separate Subscription Agreements on October 7, 2004 all substantially similar in form and content to this form of Subscription Agreement.) (8)

4.23
Form of Registration Rights Agreement, dated as of October 7, 2004 between the Company and the Purchasers named therein (The Company entered into 14 separate Registration Rights Agreements on October 7, 2004 all substantially similar in form and content to this form of Registration Rights Agreement.) (8)

4.24	Share Purchase Agreement dated October 8, 2004 between the Company, Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited (8)
4.25	Escrow Agreement dated October 8, 2004 among the Company, Belsay Limited and Simcocks Trust Limited as escrow agent (8)
4.26	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Company (8)
4.27	Loan Note Redemption Agreement dated May, 2005 between Amarin Investment Holding Limited and the Company*
4.28	Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited*
4.29	License Agreement dated December 31, 2005 between Amarin Neuroscience Limited and Multicell Technologies, Inc.*
5.1	Opinion of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to the Company, as to the validity of the ordinary shares in the December, 2005 private placement*
5.2	Opinion of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to the Company, as to the validity of the oridinary shares in the Janauary, 2006 private placement*
15.1	Acknowledgment Letter of Ernst & Young LLP*
15.2	Awareness Letter of PricewaterhouseCoopers LLP*
23.1	Consent of PricewaterhouseCoopers LLP*
23.2	Consent of Ernst & Young LLP*
23.3	Consent of Kirkpatrick & Lockhart Nicholson Graham LLP*

* Filed herewith

(1)    Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

(2)    Incorporated herein by reference to Exhibit (a)(i) to the Company’s Registration Statement on Post-Effective Amendment No. 1 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on October 8, 1998.

(3)    Incorporated herein by reference to Exhibit (a)(ii) to the Company’s Registration Statement on Post-Effective Amendment No. 2 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on September 26, 2002.

(4)    Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 1999, filed with the Securities and Exchange Commission on June 30, 2000.

(5)    Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on February 22, 2001.

(6)    Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

(7)    Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

(8)    Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-121431, filed with the Securities and Exchange Commission on December 20, 2004.

Item 10. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by §210.3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Not withstanding the foregoing, with respect to registration statements on Form F-3 (§239.33 of this chapter), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or §210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, England, on February 2, 2006.

AMARIN CORPORATION PLC

By: /s/ Richard A B Stewart
       Name: Richard A B Stewart
       Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

/s/ Richard A B Stewart Name: Richard A B Stewart Title: Chief Executive Officer and Director Date: February 2, 2006
/s/ Alan Cooke Name: Alan Cooke Title: Chief Financial Officer (principal financial and accounting officer) and Director Date: February 2, 2006
/s/ Thomas Lynch Name: Thomas Lynch Title: Chairman and Director Date: February 2, 2006
/s/ John Groom Name: John Groom Title: Director Date: February 2, 2006
/s/ Anthony Russell-Roberts Name: Anthony Russell-Roberts Title: Director Date: February 2, 2006
/s/ Dr. William Mason Name: Dr. William Mason Title: Director Date: February 2, 2006

/s/ Prem Lachman Name: Prem Lachman Title: Director Date: February 2, 2006
/s/ Simon Kukes Name: Simon Kukes Title: Director Date: February 2, 2006
/s/ Michael Walsh Name: Michael Walsh Title: Director Date: February 2, 2006
/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Authorized Representative in the United States Date: February 2, 2006

EXHIBIT INDEX

4.1	Memorandum of Association of the Company (6)
4.2	Articles of Association of the Company (6)
4.3	Form of Deposit Agreement, dated as of March 29, 1993, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder (1)
4.4
Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder (2)

4.5
Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002 among the Company, Citibank N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder (3)

4.6	Form of Ordinary Share certificate (6)
4.7	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 2.3) (3)
4.8	Registration Rights Agreement, dated as of October 21, 1998, by and among Ethical Holdings plc and Monksland Holdings B.V. (6)
4.9	Amendment No. 1 to Registration Rights Agreement and Waiver, dated January 27, 2003, by and among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.(6)
4.10	Second Subscription Agreement, dated as of November 1999, among Ethical Holdings PLC, Monksland Holdings B.V. and Elan Corporation PLC (4)
4.11	Purchase Agreement, dated as of June 16, 2000, by and among the Company and the Purchasers named therein (4)
4.12	Registration Rights Agreement, dated as of November 24, 2000, by and between the Company and Laxdale Limited (5)
4.13
Form of Subscription Agreement, dated as of January 27, 2003 by and among the Company and the Purchasers named therein. (The Company entered into twenty separate Subscription Agreements on January 27, 2003 all substantially similar in form and content to this form of Subscription Agreement.) (6)

4.14
Form of Registration Rights Agreement, dated as of January 27, 2003 between the Company and the Purchasers named therein. (The Company entered into twenty separate Registration Rights Agreements on January 27, 2003 all substantially similar in form and content to this form of Registration Rights Agreement.)(6)

4.15
Form of Warrant Agreement, dated March 19, 2003, between the Company and individuals designated by Security Research Associates, Inc. (The Company entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement.) (6)

4.16
Settlement Agreement dated February 25, 2004 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company (7)

4.17	Debenture dated August 4. 2003 made by the Company in favor of Elan Corporation plc as Trustee (7)
4.18	Debenture Amendment Agreement dated December 23, 2003 between the Company and Elan Corporation plc as Trustee (7)
4.19	Debenture Amendment Agreement No. 2 dated February 24, 2004 between the Company and Elan Corporation plc as Trustee (7)
4.20	Loan Instrument dated February 25, 2004 executed by Amarin in favor of Elan Pharma International Limited (7)
4.21	Warrant dated February 25, 2004 issued by the Company in favor of the Warrant Holders named therein (7)
4.22
Form of Subscription Agreement, dated as of October 7, 2004 by and among the Company and the Purchasers named therein (The Company entered into 14 separate Subscription Agreements on October 7, 2004 all substantially similar in form and content to this form of Subscription Agreement.) (8)

4.23
Form of Registration Rights Agreement, dated as of October 7, 2004 between the Company and the Purchasers named therein (The Company entered into 14 separate Registration Rights Agreements on October 7, 2004 all substantially similar in form and content to this form of Registration Rights Agreement.) (8)

4.24	Share Purchase Agreement dated October 8, 2004 between the Company, Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited (8)
4.25	Escrow Agreement dated October 8, 2004 among the Company, Belsay Limited and Simcocks Trust Limited as escrow agent (8)
4.26	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Company (8)
4.27	Loan Note Redemption Agreement dated May, 2005 between Amarin Investment Holding Limited and the Company*
4.28	Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited*
4.29	License Agreement dated December 31, 2005 between Amarin Neuroscience Limited and Multicell Technologies, Inc.*
5.1	Opinion of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to the Company, as to the validity of the ordinary shares in the December, 2005 private placement*
5.2	Opinion of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to the Company, as to the validity of the oridinary shares in the Janauary, 2006 private placement*
15.1	Acknowledgment Letter of Ernst & Young LLP*
15.2	Awareness Letter of PricewaterhouseCoopers LLP*
23.1	Consent of PricewaterhouseCoopers LLP*
23.2	Consent of Ernst & Young LLP*
23.3	Consent of Kirkpatrick & Lockhart Nicholson Graham LLP*

* Filed herewith

(1)    Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

(2)    Incorporated herein by reference to Exhibit (a)(i) to the Company’s Registration Statement on Post-Effective Amendment No. 1 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on October 8, 1998.

(3)    Incorporated herein by reference to Exhibit (a)(ii) to the Company’s Registration Statement on Post-Effective Amendment No. 2 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on September 26, 2002.

(4)    Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 1999, filed with the Securities and Exchange Commission on June 30, 2000.

(5)    Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on February 22, 2001.

(6)    Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

(7)    Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

(8)    Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-121431, filed with the Securities and Exchange Commission on December 20, 2004.